10-SB/A





                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                             FORM 10 - SB/A


  GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Big Equipment Services, Inc.
-------------------------------------------------------------------------
            (Name of Small Business Issuers in its charter)


                Nevada                                  88-0451534
               --------                                ------------
   (State of other jurisdiction of                    I.R.S. Employer
    incorporation or organization)                 Identification Number


120 N. Pacific Street, Suite L11, San Marcos, CA           92069
------------------------------------------------          -------
    (Address of principal executive offices)             (zip code)

File#: 0-33417
Issuer's telephone number: (760) 591-7788


Securities to be registered under section 12(b) of the Act:


          Title of Each Class               Name on each exchange on which
          To be so registered               Each class is to be registered


--------------------------------------------------------------------------


--------------------------------------------------------------------------


Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 5,836,640 issued and outstanding as of the most practicable date.


/1/


                              TABLE OF CONTENTS

                                                                        Page
Part I

Item 1.  Description of Business                                          3

Item 2.  Management's Discussion and Analysis and Plan of Operation       8

Item 3.  Description of Property                                         12

Item 4.  Security Ownership of Certain Beneficial Owners and Management  12

Item 5.  Directors and Executive Officers                                13

Item 6.  Executive Compensation                                          14

Item 7.  Certain Relationships and Related Transactions                  15

Item 8.  Description of Securities                                       15


Part II

Item 1.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters                          16

Item 2.  Legal Proceedings                                               17

Item 3.  Changes in and Disagreements with Accountants                   17

Item 4.  Recent Sales of Unregistered Securities                         17

Item 5.  Indemnification of Directors and Officers                       19


Part F/S

Item 1.  Financial Statements                                            20


Part III

Item 1.  Index to Exhibits                                               30

         Signatures                                                      31


/2/


Forward Looking Statements

     Some of the statements contained in this Form 10-SB are not historical facts rather "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative of such terms or other variations, or by discussions of strategy that involve risks and uncertainties. Caution should be exercised in regards to these forward-looking statements. Such statements contained herein reflect our current beliefs with respect to future events. These beliefs involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee and general business factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results. Actual results may differ materially as a result of the above-mentioned risks, and from assumptions made based on anticipated events. Factors that may cause actual results in our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

     1. Our ability to maintain, attract and integrate internal management, technical information and management information systems;
     2. Our ability to generate customer demand for our services;
     3. The intensity of competition; and
     4. General economic conditions.

                             Part I

     We are filing this Form 10-SB on a voluntary basis to:

     1. Provide current, public information to the investment community;
     2. Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and
     3. Comply with prerequisites for the listing of our securities on the NASD OTC Bulletin Board.

Item 1.    Description of Business

A.   Business Development and Summary

     Big Equipment Services, Inc. ("BigEquip" or the "Company"), a Nevada corporation, incorporated on February 14, 2000, is a development stage company with a principal business objective to provide business and e-commerce solutions to small and medium sized construction services companies. We intend to create an Internet marketplace by attracting a base of buyers and sellers, and service providers. We seek to make available the products and services necessary to create economies of scale for all parties involved in the construction industry. Our goal is to lower the costs of business transactions and increase the potential market reach of construction-related businesses by connecting buyers and sellers to an electronic marketplace.

     Our articles of incorporation authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share. Since inception, we have only generated $2,000 in revenue. Due to our lack of operating history and given our current cash flows, our accounting firm has issued a comment regarding our ability to continue as a going concern (see footnote 2 of the audited financial statements). It may be necessary to raise additional funds and/or reduce cash expenditures in the next 12 months. Funds could be generated through the issuance of additional stock. Cash expenditures could be reduced through the lay-off of personnel and or a reduction in employee salaries or benefits.


/3/


   Web-Site Development

     The Internet is one of the fastest-growing means of communication, reaching consumers and businesses globally. As the number of Internet users has grown, businesses have increasingly recognized the power of the Internet to streamline complex processes, lower costs and improve efficiency. The popularity of consumer-oriented web sites and the opportunities presented by business-to-business electronic commerce has spurred the creation of companies dedicated to the growth of the sector and to capitalize on the interest in the sector. It is for this reason that we have developed our website, www.bigequipservices.com, where machinery owners and construction companies are able to lease, finance, purchase and sell construction machinery, materials, servicing, labor and information.

B.   Business of Issuer

  (1)  Principal Product and Principal Markets

     Our main objective is to develop a business-to-business Internet marketplace. We intend to create a global network that attracts a base of buyers, sellers and service providers to construction products and services while offering valuable business solutions to these industry participants.

     We believe our proposed marketplace will create new economies of scale for buyers, sellers and service providers in the construction services and equipment industry. Suppliers will have access to a diverse collection of purchasers, buyers will have a wider choice of suppliers and service providers will gain a single point of access to all members. We intend to continually improve and enhance our services to ensure that we compete effectively.

  (2)  Distribution methods for our services

  Direct Online Marketing

     As our customer base begins to grow, we will be able to build a database containing customer profiles that will slowly allow us to develop one-to-one marketing capabilities. Based on customer profiles, BigEquip will adapt marketing strategies specific to each customer such as giving special offers and inducements to these customers via e-mail and other means. In addition, we plan to develop an in-house newsletter that will alert customers to important developments and merchandising opportunities specific to each customer profile.

  Pursue Strategic Alliances

     We may pursue strategic alliances with partners who have established operations. As part of these joint venture agreements, we may make investments in or purchase a part ownership in these joint ventures. We believe that these joint venture relationships, if successful, will allow us to gain additional insight, expertise and penetration in markets where joint venture partners already operate, and may increase our revenue and income growth. No specific joint venture agreements have been signed, and no assurance can be given that any agreements will be effected, or if effected, will be successful.

  Build Strong Brand Recognition

     In addition to offering products and services through our website, we will link to other well-known and respected online sites dedicated to the construction industry. We believe that building awareness of the "BigEquip" brand is critical to establishing our user base. We plan to launch an advertising campaign, both in traditional media and online, to attract new users. The campaign is expected to include sponsorship placements on high traffic web sites, targeted E-mail and promotions on our web site initially and advertising in print publications as operations develop.


/4/


  Associates Program

     We plan to extend our market presence through an Associates Program, whereby we would place links or advertisements of other businesses on our web site in exchange for remuneration in the form of cash or services rendered. Payment terms are usually on a per use basis. For example, as users click on the hyperlink or advertisement, BigEquip would receive a pre-determined amount. These programs will be at-will and may be terminated by involved parties at anytime with written notice. Our Associates Program will also be non-exclusive allowing us to accept a wide range of potential advertisers.

  (3) Status of any announced new service

   As of November 30, 2001 we have:

     1. Developed and implemented a business plan;
     2. Recruited and retained an appropriate management team and board of directors; and
     3. Attained capital that we believe will be sufficient for the next 12 to 24 months of operations.

     We have commenced operations, and have begun generating revenues. However, we expect the industry to become increasingly competitive, despite the size and growth expected in the market. Our main goal is to ensure client satisfaction with our services and to develop an outstanding reputation for client service. If we fail to market and distribute our services and generate sufficient revenues, we may be unable to continue as a going concern.

  (4)  Industry background

     The heavy equipment industry is broadly defined to include construction, earthmoving and forestry equipment, as well as some materials handling equipment and a variety of machines for specialized construction applications, including uses in the mining industry. Prevailing levels of residential, industrial and public construction and the condition of the forest products industry influence sales of construction equipment. General economic conditions and the level of interest rates also influence sales.

   Heavy Equipment Industry

     The rate of growth throughout the United States over the past few years has caused an ever-increasing demand for construction equipment and services. Established companies have responded to this increased growth by redirecting their resources to develop products and services to meet these demands by taking advantage of the technological advancements made during what is now known as "the information age". Additionally, relatively new companies have built their businesses around, and continue to focus on, providing new and improved means of doing business.

     We plan to offer access to a wide variety of construction equipment and professionals with skills in fields such as structural engineering and construction services. In order to succeed in this market, we must provide a level of service that delivers leading edge equipment and services at a speed commensurate with the demands of a rapidly changing building environment.

  (5)  Raw materials and suppliers

     Our company is neither a purchaser nor a supplier of raw materials.


/5/


  (6)  Customers

     As we are currently a development stage company, we do not at present have any material customers. We believe that our ability to establish and maintain long-term relationships with our clients and encourage repeat business depends, in part, on the strength of our customer support and service operations and staff. We value frequent communication with and feedback from our clients to continually improve our services. Our focus will be on providing highly qualified professionals that have the experience and knowledge to address specific client needs. In addition, our operating results may also fluctuate due to factors such as the gain or loss of significant clients and the pace of the construction industry.

  (7) Patents, trademarks, licenses, franchises, concessions, royalty agreements, or labor contracts

     We may be required to license products or services in the future, for use in the general operations of our business plan. We cannot assure you that these third party licenses will be available or will continue to be available to us on acceptable terms if at all. The inability to enter into and maintain any of these licenses could have a material adverse effect on our business, financial condition or operating results. In addition, policing unauthorized use of our proprietary and other intellectual property rights could be expensive if not difficult or impossible.

     We cannot guarantee that third parties will not bring claims of copyright or trademark infringement against us or claim that certain aspects of our processes or other features violates a patent they may hold. There can be no assurance that third parties will not claim that we have misappropriated their creative ideas or formats or otherwise infringed upon their proprietary rights. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, or require us to enter into costly royalty or licensing arrangements. These potentialities could have a material adverse effect on our business, financial condition or operating results.

  (8)  Regulation

     We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally and laws or regulations directly applicable to the industry.

  (9)  Effect of existing or probable government regulations

     We believe that we will be able to comply in all material respects with the laws and regulations governing the industry, and that such laws will not have a material effect on our operations. However, various federal and state agencies may propose new legislation that may adversely affect our business, financial condition and results of operations. We are not aware of any probable government regulations that may adversely affect our business.

 (10) Research and development activities

     We seek to continue developing our Internet capabilities internally through the research and development activities of our president or if appropriate, through strategic partnerships. But, if we can purchase or license products, services or technologies from third parties at a reasonable cost, we will do so in order to avoid the time and expense involved in developing such products, services or technologies.


/6/


 (12) Employees

     The Company presently has three (3) full time employees, one
(1) part time employees and one (1) sales representative.
Currently, there exist no organized labor agreements or union agreements between BigEquip and our employees. We believe that our relations with our employees are good.

 (13) Dependence on Key Personnel

     The success of our Company depends upon the efforts, abilities and expertise of our executive officers, including our Chief Executive Officer, President, Secretary and Director, and Treasurer. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations. Currently, we do not offer employment agreements to our executive officers or key employees, nor do we have any plans to do so in the near future.



         [Balance of this page intentionally left blank]


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Item 2.    Management's Plan of Operation & Discussion and Analysis

A.   Management's Plan of Operation

  (1) In our initial operating period ended September 30, 2001, we have recorded $2,000 in revenues from operations. Management intends to use capital and debt financing as needed to supplement the cash flows generated by our services. Our fixed and variable expenses and our ability to control them are as follows:

       Classification            Fixed/Variable        Ability to Control
       --------------            --------------        ------------------
Employee Wages and  Benefits    Salary = Fixed       Can reduce through lay
                                Hourly = Variable    off of personnel

Subcontractor Expense           Fixed                Can reduce through
                                                     discontinuation or
                                                     restructuring of
                                                     agreements

Accounting and Legal Expenses   Variable             May increase as Company
                                                     becomes fully reporting

Building Rental Expense         Fixed                Little control over,
                                                     per agreement

Utilities                       Variable             May fluctuate due to
                                                     seasonality

Business Insurance              Fixed                Will increase if `Key
                                                     Man" life insurance is
                                                     obtained

Misc. Office Supplies           Variable             Can control through
& Shipping                                           reduced office supply
                                                     requisitions, negotiating
                                                     alternative shipping
                                                     solutions

     To date, our efforts have been primarily focused on developing demand for our services, implementing our business strategy and raising working capital through equity financing. Our revenues are primarily dependent upon our ability to cost-effectively and efficiently develop and market our services. Our priorities for the next six to twelve months of operations are to:

     1. Continue marketing our services;
     2. Develop and strengthen strategic relationships;
     3. Respond to competitive developments; and
     4. Establish our brand identity.

  (2) Our total expenses for the period from February 14, 2000 (inception) to September 30, 2001 were $142,844, of which approximately 97% were related to general and administrative expenses. Our general and administrative expenses were primarily incurred from our public listing process on the NASD's OTC-BB, which included the process of the public offering in the State of Nevada, state Blue Sky registrations, attorneys' fees, escrow and EDGARization costs related to the offering, and audits and public filing costs.

         Our net loss for the period from February 14, 2000 (inception) to September 30, 2001 was $140,844. With the expense incurred by the public listing process behind us, we believe our projected cash flows will be adequate to fund our operations and provide for our working capital needs for at least the next 12 to 24 months. As we grow our business and obtain additional contracts for construction machinery, materials, servicing, labor and information, our revenues should grow on a consistent basis. By focusing our efforts on limiting general and administrative expenses as we increase revenue, we expect to increase our net income on a consistent basis as well.


/8/


     We may experience significant fluctuations in operating results in future periods due to a variety of factors, including but not limited to, the following risk factors.

     Limited Operating History

     We have a limited operating history on which to base estimates for future performance and face all of the risks inherent in the heavy equipment industry. These risks include, but are not limited to, market acceptance and penetration of our services, our ability to obtain a pool of qualified personnel, management of the costs of conducting operations, general economic conditions and factors that may be beyond our control. We cannot assure you that we will be successful in addressing these risks. Failure to successfully address these risks could have a material adverse effect on our operations.

     Need for Additional Financing

     We may need to obtain additional financing in the event that we are unable to realize sufficient revenue or collect accounts receivable. We may incur additional indebtedness from time to time to finance acquisitions, provide for working capital or capital expenditures or for other purposes. However, we currently anticipate that our operating cash flow will be sufficient to meet our current operating expenses. Furthermore, our ability to pay future cash dividends on our Common Stock, or to satisfy the redemption of future debt obligations that we may enter into will be primarily dependent upon the future financial and operating performance of our Company. Such performance is dependent upon financial, business and other general economic factors, many of which are beyond our control. If we are unable to generate sufficient cash flow to meet our future debt service obligations or provide adequate long-term liquidity, we will have to pursue one or more alternatives, such as reducing or delaying capital expenditures, refinancing debt, selling assets or operations, or raising equity capital. There can be no assurance that such alternatives could be accomplished on satisfactory terms, if at all, or in a timely manner.

     The Market

     Technological change, continuing process development and a reduction in construction spending by corporations and individuals may affect the markets for our services. Our success will depend, in part, upon our continued ability to provide access to products and services that meet changing customer needs, successfully anticipate or respond to technological changes in technological processes on a cost-effective and timely basis and enhance and expand our existing client base. Current competitors or new market entrants may provide services superior to ours that could adversely affect the competitive position of our Company. We have invested and continue to invest in developing our website and maintaining relationships with our clients in an effort to increase our status in the heavy equipment industry. However, there can be no assurance that our development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render the services that we provide obsolete or uncompetitive. Any failure or delay in achieving our priorities for the next six to twelve months of operations as stated on page 8 could have a material adverse effect on our business, results of operations and financial condition.


/9/


B. Management's Discussion and Analysis of Financial Condition and Results of Operations

     As of February 14, 2000 (inception) through September 30, 2001, we have generated $2,000 revenue. As an e-commerce solutions company, our revenue is derived from two main sources, construction engineering services and heavy equipment rental. With all the economic challenges facing us we are confident that we will be able to begin generating revenue, while at the same time maintaining a close watch on our general and administrative expenses.

   We are currently in a distribution agreement with DKS Technologies Inc. to distribute The Fuel Stabilizer System (see exhibit 10a). This product is designed to help diesel trucks and construction vehicles reduce fuel consumption and emissions. The Fuel Stabilizer System is an environmentally safe product that has been manufactured for mechanical and electronic fuel injected diesel trucks.

     The Fuel Stabilizer System is a control device that accurately monitors and maintains the ideal fuel temperature at injection, to provide optimum combustion, and a cost effective reduction of fuel consumption and exhaust emissions. As fuel is drawn from the tank, the system through the use of the engine's coolant and heat source delivers pre-heated fuel to the injectors at the ideal combustion temperature. The temperature is then regulated by the system to deliver the fuel at or below the maximum recommended by the engine manufacturer regardless of the outside ambient temperature. No fuel additives or modifications to the engine are required to implement this system.
Underwriters Laboratory, a provider of product safety certification and quality system registration services, approved The Fuel Stabilizer System. In addition, it has been issued Executive Order #D-437 by the California Air Resources Board (CAL/EPA).

     According to the distribution agreement, the cost of each Fuel Stabilizer System including its corresponding Installation Part Kit is $606. The agreement is in effect for three (3) years from November 12, 2001, the date of the agreement, and shall be automatically renewed for an additional two (2) years. If after receipt of 30 days written notice an offending party has not remedied a contractual default, the agreement shall be terminated.

     Currently we have the following territory managers working in assigned territories to generate sales.

     Steven Hall - Southern California (see exhibit 10b)
     Michael Lopez - Southern California, Georgia, Florida (see exhibit 10c)
     Graham Titterton (employee) - Southern California (San Diego
     County)

     As BigEquip does not directly employ Steven Hall and Michael
Lopez, they have entered into independent representation agreements with our Company. These three territory managers are working under the following guidelines with Big Equip:

  1. Each operates as an independent contractor with the non-exclusive rights to sell this system in their respective territories. If territories overlap, the manager must keep Big Equip informed of whom they are contacting so there is not more then one manager working with the same potential client. Big Equip is responsible for the invoicing, financing and collections for all systems sold, and will also assist in sales presentations and pricing proposals for multiple unit pricing breakdown and freight costs.
  2. Territory Managers are responsible for the preparation of sales orders and the collection of any other documentation necessary to complete a purchase. In addition, they must obtain the initial down payment from the customer and deliver the afore-mentioned to Big Equip. Territory managers are responsible for freight costs associated with the delivery of each unit sold, unless these costs were included in the original purchase order.
  3. Territory Managers are required to keep Big Equip informed of any new contacts, including names, address and phone numbers.


/10/


  4. Commissions are based on a cost of $1150.00 per unit. Managers' commissions will be $200.00 per unit on a straight sale. If sale is made with a 60-month lease signing, dealer may add $150.00 commission to each unit sold, bringing commission up to $350.00 per unit. Big Equip pays commission to manager within 10 days of delivery of units and monies being collected.
  5. Territory Manager may terminate agreement at any time by giving 10-days notice. Big Equip may terminate agreement with territory manager at anytime for fraud or misrepresentation and/ or lack of sales and performance.

     In addition to the three territory managers, we have also entered into a representation agreement with Jeff Loth (see exhibit 10d). Mr. Loth operates as a dealer for our Company.
His territory includes Nevada, Utah, Idaho and Texas.

     The terms of the agreement between Mr. Loth and Big Equip are the same in all material respects to that of the territory managers, with the exception of how commissions are paid.

  1. Mr. Loth is to purchase the Fuel Stabilizer Systems directly from Big Equip at a price of $750.00 per unit. Mr. Loth is responsible for freight costs. Big Equip will pay commission to Mr. Loth equal to the amount over and above the dealer price minus the freight costs.

     BigEquip, through the efforts of our territory managers and dealer, has established relationships with the following companies:

Executive Plumbing, EDCO Waste Management, Burrtec Waste
Management, North County Supply, Morally Wholesale, Inc., Keep On
Trucking, Quality Towing, Airborne Express and Flying J Trucking.

     Although management continues to focus on the development of our web site for the long-term growth and profitability of our Company, we are pursuing the distribution of The Fuel Stabilizer System to help generate revenues in the near-term. Management believes that the relationships established with the above reference companies can be leveraged to promote sales of this product. We expect our revenues to grow sequentially from quarter to quarter as more of these companies begin to use this product and as new companies are introduced to us through our territory managers and dealer. Acting as a distributor for The Fuel Stabilizer System will also allow us to cross sell these customers on the leasing services available through our web site.


/11/


Item 3.    Description of Property

A.   Description of Property

     Our corporate headquarters are located at 120 N. Pacific Street, Suite L11, San Marcos, California 92069. This location occupies 440 square feet, which is being leased for $400 per month on a six month basis expiring February 2002. Management believes that these facilities are adequate for our current needs and that suitable additional space, should it be needed, will be available to accommodate expansion of our operations on commercially reasonable terms. Additionally, there are currently no proposed programs for the renovation, improvement or development of the property currently being utilized.

B.   Investment Policies

     Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income. We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

A.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of the most recent practicable date certain information regarding the beneficial ownership of our common stock by (a) each person who is known us to be the beneficial owner of more than five percent (5%) of the common stock, (b) each of our director and executive officers and
(c) all of our directors and executive officers as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

                          Shares                           Percentage of
                       Beneficially                           Shares
   Name and Address       Owned          Consideration      Outstanding
 -------------------- --------------    ---------------    -------------
  Frank Iannuzzi         2,000,000        2,000,000 @         34.27%
  456 E. Mission                       $0.001 per share
  San Marcos,
  California 92069

  Garth Rolfe            2,000,000        2,000,000 @         34.27%
  456 E. Mission                       $0.001 per share
  San Marcos,
  California 92069
------------------------------------------------------------------------
  Total ownership by     4,000,000                            68.54%
  our officers and
  directors (two
  individuals)


/12/


B.   Persons Sharing Ownership of Control of Shares

     No persons other than Frank Iannuzzi and Garth Rolfe own or share the power to vote five percent (5%) or more of BigEquip common stock.

Item 5.    Directors and Executive Officers

A.   Directors and Executive Officers

     The following table sets forth certain information with respect to each of our executive officers or directors.


      Name         Age          Position                  Term
    --------      -----       ------------              --------

Frank Iannuzzi      53    President, Secretary    Since February of 2000
                             and Director

Garth Rolfe         59         Treasurer          Since February of 2000



B.   Work Experience


     Frank Iannuzzi, President, Secretary and Director - Mr. Iannuzzi has been involved in business as a manager or owner for almost 30 years. He spent 10 years with Safeway Grocery Stores in New York, working his way from stock clerk to assistant manager. When an opportunity presented itself in San Diego, California, Frank stepped in to become a business owner. He became the distributor for the San Diego County coastal area, handling all distribution for the L.A. Herald Examiner, USA Today and the New York Times. 11 years later, he began a vending machine business, which further honed his skills in the day-to-day operations of running a business. Presently Frank is operating his own hauling business, which includes two large dump trucks and is looking forward to expanding into the heavy equipment arena.


     Garth Rolfe, Treasurer - Mr. Rolfe has been in the wholesale plumbing supply and distribution industry for almost 30 years. He began his career with Hamilton Supply Company in Los Angeles, California, where he spent 10 years in management. He left to become a partner with Urban Pipe and Supply in Anaheim, California, where he spent 10 years developing it into an $18 million a year company before selling his share in the Company to his partner. Mr. Rolfe then moved to Lake Havasu City, Arizona, where he formed his own company, Tri State Plumbing Supply, also a wholesale and retail distributor of plumbing supplies. After four years, the company was acquired by Morally Wholesale Plumbing Supply in Vista, California, where Mr. Rolfe has held the position of controller for the last three years.


/13/


Item 6.    Executive Compensation

Remuneration of Directors and Executive Officers

     We do not currently have organized labor agreements or union agreements between BigEquip and our employees. No salary has been paid to an officer or director of BigEquip, since the date of initial formation and incorporation of the Company in the State of Nevada. The below-named executives have agreed to defer payment of salaries based on the cash flow and financial performance of the Company. Salaries will not be paid until after funding of the Company is fully complete. Additionally, there has not been, nor will there be any accrual of salaries. The following table sets forth the annual compensation due our executives.

                          Capacities in which             Annual
    Name               Remuneration was Recorded       Compensation 1,2,3
 ---------           -----------------------------   ----------------

Frank Iannuzzi     President, Secretary and Director        $0

Garth Rolfe                    Treasurer                    $0

Footnotes to Executive Compensation:

1. Salaries listed do not include commissions and annual bonuses to be paid based on profitability and performance of the Company. These bonuses will be set, from time to time, by the Board of Directors.
2. Management's salary will be based upon the performance of the Company. Management's performance bonuses will be decided by a disinterested majority of the Board of Directors of the Company. In addition, management's base salaries can be increased by the Board of Directors of the Company based on the attainment of financial and other performance guidelines set by the Company.
3. Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company. Executive officers serve at the pleasure of the Board of Directors.

Compensation of directors

     There are no arrangements for our directors to be compensated at this time, nor does the company have any intention to provide compensation to its directors in the future.



         [Balance of this page intentionally left blank]


/14/


Item 7.    Certain Relationships and Related Transactions

     There have been no actual or proposed transactions that occurred over the past two years to which any person related to the issuer had or is to have a direct or indirect material interest as set forth in item 404 of Regulation S-B of the Securities and Exchange Act of 1933.

Item 8.    Description of Securities

     The authorized capital stock of our Company consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

     The Company currently has 5,836,640 shares of common stock issued and outstanding. As a holder of our common stock:

  (a) you have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;
  (b) you are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;
  (c) you do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;
  (d) you are entitled to 1 vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and
  (e)  your shares are fully paid and non-assessable.
       Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

     The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value. As of the date of this filing, our Company has issued no preferred shares. Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

Nevada Anti-Takeover Provisions

     The anti-takeover provisions of Sections 78.411 through
78.445 of the Nevada Corporation Law apply to BigEquip.net.
Section 78.438 of the Nevada law prohibits us from merging with or selling BigEquip.net or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the BigEquip shares, unless the transaction is approved by BigEquip's Board of Directors. The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity. These provisions could delay, defer or prevent a change in control of BigEquip.


/15/


                             Part II

Item 1.    Market for Common Equity and Related Stockholder Matters

A. Market Information

     There is no current market for our common equity. Additionally, our common equity is not subject to outstanding options or warrants to purchase, or securities convertible into, common equity. Shares of our common equity have been sold pursuant to Rule 144 of the Securities Act (see Item 4. Recent Sale of Unregistered Securities page 15), which could have a material effect on the on the market price of our common equity.

     There are currently 301,640 shares of our common stock that are freely tradable. These shares are held by 29 individual shareholders of record. The remaining 5,535,000 shares will become freely tradable in accordance with the requirements of Rule 144. Any shares held by "affiliates" of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144. In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

     In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock. As defined in Rule 144, an "affiliate" of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

B. Holders

     As of October 31, 2001, we have 63 stockholders of record.

D. Reports to Shareholders

     We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law. We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of BigEquip with the SEC. Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, we will voluntarily file all necessary reports and forms as required by existing legislation and SEC rules.

E. Transfer Agent and Registrar

     The Transfer Agent for the shares of common stock of BigEquip is Shelley Godfrey, Pacific Stock Transfer Company,
500 E. Warm Springs Road, Suite 240, Las Vegas, Nevada 89119.
She can be reached at (702) 361-3033.


/16/


Item 2.    Legal Proceedings

     We are not currently involved in any legal proceedings nor do we have any knowledge of any threatened litigation.

Item 3.    Changes in and Disagreements with Accountants

     We have had no disagreements with our independent accountants.

Item 4.    Recent Sale of Unregistered Securities

Common Stock

    The Company is authorized to issue 20,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

     At the Initial Meeting of the Board of Directors on February 16, 2000, it was resolved that a formal Code of Bylaws be adopted for the Corporation. At that same meeting, the Company issued 2,000,000 shares of its $0.001 par value common stock to Mr. Frank Iannuzzi for cash in the amount of $2,000 and 2,000,000 shares of its $0.001 par value common stock to Mr. Garth Rolfe in exchange for cash in the amount of $2,000.

     On February 16, 2000, BigEquip issued 120,000 shares to one shareholder in lieu of services rendered in the amount of $12,000. The issuance of shares represented payment to a consulting company for facilitating the preparation of the documentation necessary to become a publicly traded company.
This stock issuance was made in accordance with Section 4(2) of the Securities Act of 1933, as amended. The consulting company is a sophisticated purchaser. They were provided full and complete access to our corporate records, as they assisted us in preparing our offering documentation. No brokers or dealers were involved in this transaction and no discounts or commissions were paid.

     On December 31, 2000 BigEquip completed an offering in which 1,415,000 restricted shares of common stock were issued to 33 unaffiliated shareholders at a price of $0.10 per share, for total receipts of $141,500 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 505 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten.

     On September 30, 2001 BigEquip completed an offering in which 301,640 free trading shares of common stock were issued to 29 unaffiliated shareholders at a price of $0.15 per share, for total receipts of $45,246 in cash. This offering was made in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended, in accordance with Regulation D, Rule 504 of the Act. In addition, this offering was made on a best efforts basis and was not underwritten. In regards to the September 2001 offering, listed below are the requirements set forth under Regulation D, Rule 504 and the facts which support the availability of Rule 504 to the September 2001 offering:

     a. Exemption. Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

     1. subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
     2. an investment company; or
     3. a development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.


/17/


     Facts: At the time of the September 2001 offering, we were not subject to the reporting requirements of section 13 or section 15(d) of the Exchange Act. Further, we are not now, nor were we at the time of the September 2001 offering, considered to be an investment company. Finally, since inception, we have pursued a specific business plan of providing e-commerce solutions for companies interested in leasing heavy equipment and related services and continue to do so.

     b.  Conditions to be met.

1.  General Conditions.  To qualify for exemption under this Rule
504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

     i. Exclusively in one or more states that provide for the registration of the securities, and require the public filing and delivery to investors of a substantive disclosure document before sale, and are made in accordance with those state provisions;
     ii. In one or more states that have no provision for the registration of the securities or the public filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers (including those in the states that have no such procedure); or
     iii. Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to "accredited investors" as defined in Rule 501(a).

     Facts: On June 20, 2001, we were issued a permit to sell securities by the State of Nevada, pursuant to our application for registration by qualification of our offering of Common Stock in that state. The application for registration by qualification was filed pursuant to the provisions of NRS 90.490, which requires the public filing and delivery to investors of a substantive disclosure document before sale. On September 30, 2001, we completed a public offering of shares of our common stock pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of said offering in the State of Nevada, whereby we sold 301,640 shares of Common Stock to 29 unaffiliated shareholders of record, none of whom were or are officers or directors of ours. The entire offering was conducted exclusively in the State of Nevada, pursuant to the permit issued by the State of Nevada.

     2. The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.

     Facts: The aggregate offering price for the September 2001 offering was $300,000, of which $45,246 was raised in the offering.


/18/


Item 5.    Indemnification of Directors and Officers

     Neither our Articles of Incorporation nor our bylaws provide for the indemnification of a present or former director or officer. However, pursuant to Nevada Revised Statutes Section
78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors. We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests. In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful (see Exhibit 3c. Bylaws of the Company Article VII Indemnification of Officers, Directors, Employees and Agents: Insurance).



         [Balance of this page intentionally left blank]


/19/


                            Part F/S

Item 1.    Financial Statements

The following documents are filed as part of this report:

                                                             Page

Report of Independent Certified Public Accountants            19

Balance Sheet                                                 20

Statement of Operations                                       21

Statement of Changes in Stockholders' Equity                  22

Statement of Cash Flows                                       23

Notes to Financial Statements                                 24


/20/


G. BRAD BECKSTEAD
Certified Public Accountant
                                              330 E. Warm Springs
                                              Las Vegas, NV 89119
                                                     702.257.1984
                                               702.362.0540 (fax)

                  INDEPENDENT AUDITOR'S REPORT

December 6, 2001

Board of Directors
BigEquip.net
Las Vegas, NV

I have audited the Balance Sheets of BigEquip.net (the "Company") (A Development Stage Company), as of September 30, 2001 and December 31, 2000, and the related Statements of Operations, Stockholders' Equity, and Cash Flows for the period February 14, 2000 (Date of Inception) to September 30, 2001. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BigEquip.net (A Development Stage Company) as of September 30, 2001 and December 31, 2000, and the results of its operations and cash flows for the period February 14, 2000 (Date of Inception) to September 30, 2001, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in
Note 2 to the financial statements, the Company has had limited operations and have not commenced planned principal operations. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Brad Beckstead

G. Brad Beckstead, CPA


/21/


                              BigEquip.net
                      (a Development Stage Company)
                              Balance Sheet



                                               September 30,   December 31,
                                                   2001            2000
                                               ------------    ------------
Assets

Current assets:
  Cash                                         $      1,190    $     68,982
                                               ------------    ------------
    Total current assets                              1,190          68,982
                                               ------------    ------------

Fixed assets, net                                    17,877          18,232

                                               ------------    ------------
                                               $     19,067    $     87,214
                                               ============    ============

Liabilities and Stockholders' Equity

Current liabilities:
  Payroll liabilities                          $        716    $          -
                                               ------------    ------------
    Total current liabilities                           716               -
                                               ------------    ------------
Stockholders' equity:
  Common stock, $0.001 par value, 20,000,000
   shares authorized, 5,836,640 and 5,535,000
   shares issued and outstanding at
   9/30/01 and 12/31/00, respectively                 5,837           5,535

  Preferred stock, $0.001 par value,
   5,000,000 shares authorized, no shares
   issued and outstanding                                 -               -
  Additional paid-in capital                        198,604         153,660
  Subscriptions receivable                          (45,246)         (1,000)
  (Deficit) accumulated during
   development stage                               (140,844)        (70,981)
                                               ------------    ------------
                                                     18,351          87,214
                                               ------------    ------------

                                               $     19,067    $     87,214
                                               ============    ============



 The accompanying notes are an integral part of these financial statements.


/22/


                                 BigEquip.net
                         (a Development Stage Company)
                           Statement of Operations



                                 For the
                                nine-month     February 14,      February 14,
                               period ended  2000 (inception)  2000 (inception)
                              September 30,    to December       to September
                                   2001         31, 2000           30, 2001
                              -------------   --------------   ---------------

Revenue                       $       2,000   $            -   $         2,000
                              -------------   --------------   ---------------
Expenses:
  General administrative
   expenses                          66,640           70,087           136,727

  General administrative
   expenses related party             2,000                -             2,000

  Depreciation                        3,223              894             4,117
                              -------------   --------------   ---------------
    Total expenses                   71,863           70,981           142,844
                              -------------   --------------   ---------------

Net (loss)                    $     (69,863)  $      (70,981)  $      (140,844)
                              =============   ==============   ===============

Weighted average number of
 common shares outstanding        5,568,147        4,029,411         4,766,385
                              =============   ==============   ===============

Net (loss) per share          $       (0.01)  $        (0.02)  $         (0.03)
                              =============   ==============   ===============



 The accompanying notes are an integral part of these financial statements.


/23/


                                   BigEquip.net
                           (a Development Stage Company)
                   Statement of Changes in Stockholder's Equity

                                                      (Deficit)
                                                      Accumulated
                  Common Stock              Additional   During      Total
                 --------------Subscriptions Paid-in Development Stockholders'
                 Shares  Amount Receivable   Capital     Stage       Equity
                --------------------------------------------------------------

February 2000
 Contributed
 capital                $     - $        -   $    295 $       -  $       295

February 2000
 Donated
 expenses paid
 for by shareholder                             1,300         -        1,300

March 2000
 Founders
 shares issued
 for cash     4,000,000   4,000                   100         -        4,100

November 2000
 Shares issued
 for services   120,000     120                11,880         -       12,000

December 2000
 Shares issued
 pursuant
 to Rule 505
 offering     1,415,000   1,415     (1,000)   140,085         -      140,500

Net (loss)
 February 14,
 2000
 (inception) to
 December 31,
 2000                                                   (70,981)     (70,981)
                --------------------------------------------------------------

Balance,
 12/31/00     5,535,000 $ 5,535 $   (1,000)  $153,660 $ (70,981) $    87,214
                --------------------------------------------------------------
April 2001
 Cancellation of
 subscriptions
 receivable                   -      1,000          -         -        1,000

September 2001
 Shares issued
 pursuant to
 Rule 504
 offering       301,640     302    (45,246)    44,944         -            -

Net (loss)
 January 1, 2001
 to
 September 30,
 2001                                                   (69,863)     (69,863)
                --------------------------------------------------------------

Balance,
 June 30,
 2001         5,836,640 $ 5,837 $  (45,246)  $198,604 $(140,844) $    18,351
                ==============================================================



 The accompanying notes are an integral part of these financial statements.


/24/


                          BigEquip.net
                  (a Development Stage Company)
                     Statement of Cash Flows



                                         For the
                                        nine-month     February      February
                                          period       14, 2000      14, 2000
                                           ended      (Inception)   (Inception)
                                         September    to December  to September
                                         30, 2001      31, 2000      30, 2001
                                        ----------    ----------    ----------

Cash flows from operating activities
Net (loss)                              $  (69,863)   $  (70,981)   $ (140,844)
Adjustments to reconcile net loss to
 net cash (used) by operating
 activities:
  Stock issued for services                      -        12,000        12,000
  Depreciation                               3,224           894         4,118
  Increase in payroll liabilities              716             -           716
                                        ----------    ----------    ----------
Net cash (used) by operating  activities   (65,923)      (58,087)     (124,010)
                                        ----------    ----------    ----------

Cash flows from investing activities
  Purchase of fixed assets                  (2,869)      (19,126)      (21,995)
                                        ----------    ----------    ----------
Net cash (used) by investing activities     (2,869)      (19,126)      (21,995)
                                        ----------    ----------    ----------

Cash flows from financing activities
  Issuances of common stock                 45,246       147,195       192,441
  Subscription receivable                  (44,246)       (1,000)      (45,246)
                                        ----------    ----------    ----------
Net cash provided by financing activities    1,000       146,195       147,195
                                        ----------    ----------    ----------

Net increase in cash                       (67,792)       68,982         1,190
Cash - beginning                            68,982             -             -
                                        ----------    ----------    ----------
Cash - ending                           $    1,190    $   68,982    $    1,190
                                        ==========    ==========    ==========

Supplemental disclosures:
  Interest paid                         $        -    $        -    $        -
                                        ==========    ==========    ==========
  Income taxes paid                     $        -    $        -    $        -
                                        ==========    ==========    ==========

Non-cash transactions:
  Stock issued for services provided    $        -    $   12,000    $   12,000
                                        ==========    ==========    ==========
Number of shares issued for services             -       120,000       120,000
                                        ==========    ==========    ==========



 The accompanying notes are an integral part of these financial statements.


/25/


                          BigEquip.net
                  (a Development Stage Company)
                              Notes

Note 1 - Summary of significant accounting policies

Organization
 The Company was organized on February 14, 2000 (Date of Inception) under the laws of the State of Nevada, as
 BigEquip.net. The Company has minimal operations and, in accordance with SFAS #7, the Company is considered a development stage company. The Company is authorized to issue 20,000,000 shares of $0.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock.

Use of estimates
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
 For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2001 and December 31, 2000.

Equipment
 Property and equipment are recorded at cost. Minor additions and renewals are expensed in the year incurred. Major additions and renewals are capitalized and depreciated over their estimated useful lives. Depreciation is calculated using the straight-line method over the estimated useful lives as follows:

          Computer equipment            5 years
          Furniture and fixtures        7 years
          Leasehold improvements        7 years

Revenue recognition
 The Company recognizes revenue on the accrual basis.

Advertising costs
 The Company expenses all costs of advertising as incurred. There were advertising costs included in general and administrative expenses in the amount of $5,708 for the nine-month period ended September 30, 2001 and $34,000 for the year ended December 31, 2000.

Fair value of financial instruments
 Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of September 30, 2001 and December 31, 2000. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Impairment of long lived assets
 Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired. No such impairments have been identified by management at September 30, 2001 and December 31, 2000.

Reporting on the costs of start-up activities
 Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998. With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.


/26/


                          BigEquip.net
                  (a Development Stage Company)
                              Notes

Loss per share
 Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. As of September 30, 2001 and December 31, 2000, the Company had no dilutive common stock equivalents, such as stock options or warrants.

Dividends
 The Company has not yet adopted any policy regarding payment  of
 dividends.   No  dividends  have been  paid  or  declared  since
 inception.

Segment reporting
 The Company follows Statement of Financial Accounting Standards No. 130, "Disclosures About Segments of an Enterprise and Related Information." The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes
 The Company follows Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS No. 109") for recording the provision for income taxes. Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

 Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Recent pronouncements
 The FASB recently issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133". The Statement defers for one year the effective date of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The company does not expect SFAS No. 133 to have a material impact on earning s and financial position.

 In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 did not impact the company's revenue recognition policies.


/27/


                          BigEquip.net
                  (a Development Stage Company)
                              Notes

Note 2 - Going concern

The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Because the Company has not commenced its planned principal operations, the Company intends to raise sufficient capital needed to continue operating until its planned principal operations commence. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern.

Note 3 - Fixed assets

The Company purchased computer equipment in the amount of $2,869 during the nine-month period ended September 30, 2001. Depreciation expense totaled $3,223 for the nine-month period ended September 30, 2001 and $894 for the year ended December 31, 2000.

Note 4 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), which requires use of the liability method. SFAS No. 109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences. Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The sources and tax effects of the differences are as follows:

               U.S federal statutory rate      (34.0%)

               Valuation reserve                34.0%
                                                -----
               Total                               -%
                                                =====

As of September 30, 2001, the Company has a net operating loss carryforward of approximately $140,844 for tax purposes, which will be available to offset future taxable income. If not used, this carryforward will expire in 2021. The deferred tax asset relating to the operating loss carryforward or approximately $20,000 has been fully reserved at December 31, 2000.


/28/


                          BigEquip.net
                  (a Development Stage Company)
                              Notes

Note 5 - Stockholders' equity

On February 14, 2000, a shareholder paid for organizational costs totaling $295 on behalf of the Company. The expenses will not be paid back by the Company and are considered additional paid in capital.

On February 20, 2000, a shareholder paid for various costs totaling $1,300. The costs will not be paid back by the Company and are considered additional paid in capital.

On  March  9,  2000, the Company issued 4,000,000 shares  of  its
$0.001 par value common stock as founders shares to officers and directors of the Company for total cash in the amount of $4,100.

During November 2000, the Company issued 120,000 shares of its $0.001 par value common stock to Corporate Regulatory Services, a consulting company, for services valued at $12,000.

During December 31, 2000, the Company issued 1,415,000 shares of its $0.001 par value common stock for cash totaling $141,500 (of which $140,500 has been received by December 31, 2000) pursuant to its Regulation D, Rule 505 of the Securities and Exchange Commission Act of 1933, offering. The remaining $1,000 is considered Subscriptions Receivable.

On April 3, 2001, the Company received cash in the amount of $1,000 to extinguish the balance in the subscriptions receivable account.

During September 30, 2001, the Company issued 301,640 shares of its $0.001 par value common stock for cash totaling $45,246 (of which none has been received by September 30, 2001) pursuant to its Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933, offering. The balance of $45,246 is held in the escrow account and is considered Subscriptions Receivable.

There have been no other issuances of common and/or preferred stock.

Note 6 - Related party transactions

The Company paid consulting services to its two officers, directors and shareholders of the Company in the amount of $2,000 for the nine-month period ended September 30, 2001.

The officers and directors are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 7 - Warrants and options

There are no warrants or options outstanding to acquire any additional shares of common stock.


/29/


                                Part III

Item 1.    Index to Exhibits (Pursuant to Item 601 of Regulation SB)



  Exhibit    Name and/or Identification of Exhibit
  Number     -------------------------------------
  ------

    3        Articles of Incorporation & By-Laws
             (a)   Articles of Incorporation filed February 14, 2000
                     - Rendered as Previously Filed
             (b)   By-Laws of the Company adopted February 16, 2000
                     - Rendered as Previously Filed
             (c)   Amended Articles of Incorporation filed February 8, 2002

   10        Material Contracts

   10a       DKS Technologies Inc. Distributor Agreement
   10b       Steven Hall Representation Agreement
   10c       Michael Lopez Representation Agreement
   10d       Jeffrey Loth Representation Agreement

   23        Consent of Experts and Counsel
                   Consent of independent public  accountant
                     - Rendered as Previously Filed

/30/


                           SIGNATURES



     In accordance with Section 12 of the Securities Exchange Act of  1934, the registrant caused this registration statement to be
signed   on  its  behalf  by  the  undersigned,  thereunto   duly
authorized.



                            BigEquip
-----------------------------------------------------------------
                          (Registrant)


Date:  2/11/02
       -------------


By:   /s/ Frank Iannuzzi
      ---------------------------------
      Frank Iannuzzi, President and Secretary





Date:  2/11/02
       -------------


By:
      ---------------------------------
      Garth Rolfe, Treasurer


/31/